Exhibit 99.3

Announcement

Tuesday, 24 February 2026	Woodside Energy Group Ltd.
ACN 004 898 962
Mia Yellagonga
11 Mount Street
Perth WA 6000
Australia
T +61 8 9348 4000
www.woodside.com

ASX: WDS
NYSE: WDS

FULL-YEAR 2025 RESULTS BRIEFING TRANSCRIPT

Date: 24 February 2026

Time: 07:00 AWST/10:00 AEDT (17:00 CST on Monday, 23 February 2026)

Start of Transcript

Liz Westcott: Good morning and welcome to Woodside’s 2025 full-year results presentation.

We are presenting from Sydney, and I would like to begin by acknowledging the traditional custodians of this land, the Gadigal People of the Eora Nation and pay my respects to their Elders past and present.

Today I am joined on the call by our Chief Financial Officer, Graham Tiver. Together, we will provide an overview of our full-year 2025 performance before opening up to Q&A.

Please take time to read the disclaimers, assumptions and other important information.

And I’d like to remind you that all dollar figures in today’s presentation are in US dollars unless otherwise indicated.

I am very pleased to present an outstanding set of full-year results today, which highlight the disciplined execution of our strategy throughout 2025.

We delivered on our commitments, leveraging our track record of operational excellence, world-class project execution and financial discipline, to reward our shareholders today, while positioning Woodside for future value and growth.

In 2025, we achieved record annual production of 198.8 million barrels of oil equivalent, exceeding our full-year guidance range. This was driven by the exceptional performance at Sangomar and world-class reliability across our operating portfolio.

We progressed major cash-generative growth projects to budget and schedule, including excellent progress on our Scarborough Energy Project, which was 94% complete at year-end and remains on track for first LNG cargo in the fourth quarter of 2026.

We recorded strong underlying net profit after tax of $2.6 billion where record production offset lower realised prices when compared to full-year 2024 underlying net profit after tax. Based on this, I’m pleased to report our Board has determined a final dividend of 59 US cents per share. This brings our total fully franked full-year dividend to 112 US cents per share. This represents a payout ratio of 80% of underlying NPAT, which is once again at the top end of our [Clarification: target] range.

Additionally, in a testament to the strength of our underlying business during a period of increased capital expenditure and softer prices, we generated free cash flow of $1.9 billion. We achieved this while continuing to invest in the next phase of value-accretive growth.

We demonstrated strong sustainability performance, achieving our 2025 target of a 15% reduction in net equity Scope 1 and 2 greenhouse gas emissions below our starting base.

Turning to slide 6. As outlined at our Capital Markets Day in November, we are delivering our strategy to thrive through the energy transition. Our strategy and approach remains unchanged, our priorities are clear, and we remain firmly focused on disciplined execution to deliver long-term value.

We are doing this by maximising performance from our base business, delivering cash-generative projects, and creating future opportunities for value. In 2025 we delivered across each of these areas.

We combined record production with increased efficiency, reducing our unit production cost to $7.80 per barrel of oil equivalent.

We achieved first production at Beaumont New Ammonia, and achieved significant milestones in the delivery of our Scarborough and Trion Projects.

We took a final investment decision to develop the three-train, 16.5 million tonne per annum Louisiana LNG Project. This game changing investment positions Woodside as a global LNG powerhouse, with greater capacity to meet growing energy demand.

We also welcomed high-quality strategic partners to Louisiana LNG, with Woodside’s expected share of total capital expenditure now less than 60%. One of these partners, Stonepeak, is funding 75% of 2025 and 2026 project capital expenditure.

We continued to actively refine our portfolio, including divestment of our Greater Angostura assets, receiving $259 million in cash.

And all of this was achieved while maintaining a strong balance sheet and liquidity position, with gearing within our target range.

Keeping our people safe remains our top priority.

During a year of increased activity, we delivered strong safety performance with no high-consequence injuries recorded.

We marked significant safety milestones across our global portfolio, with no recordable injuries at our Sangomar project in its first 18 months of operations, and construction of our Scarborough floating production unit marking three years of work without a single lost-time incident.

These achievements set the required standard for Woodside as we embed focus on safety, drive safety field leadership, and a culture of continuous learning across our global business.

To slide 8. In 2025, we once again showcased Woodside’s world-class operational capabilities by delivering reliable energy to customers, while driving continuous improvement through cost discipline and efficiency.

We have increased production from our growing global portfolio and maintaining operated LNG reliability of approximately 98% over the past five years, which compares exceptionally well against our global peers.

This year we’ve delivered a 4% reduction in unit production costs through disciplined cost management across the business, while continuing to maximise value from our assets through brownfield developments, portfolio optimisation and leveraging our marketing expertise to capture additional value.

In 2026 we will execute major turnarounds to maximise longevity at existing assets and support ramp-up of new production, including at Pluto LNG in preparation for Scarborough start-up. We will also undertake drydock maintenance for some of our Australian oil assets.

Let’s now turn to Sangomar on slide 9. During 2025, operational performance continued to be exceptional, with nameplate production of 100,000 barrels per day for most of the year at almost 99% reliability. This has contributed $2.6 billion to Woodside’s EBITDA since start-up, demonstrating Sangomar’s value to our business.

Based on strong early performance, we will be assessing options for a potential Phase 2, which would leverage the existing FPSO and the subsea infrastructure to unlock additional value.

In December 2025, our Beaumont New Ammonia Project commenced production of first ammonia.

We expect full handover of the project by OCI in the first half of 2026. The production of lower-carbon ammonia, which will be made possible by the supply of carbon abated hydrogen and ExxonMobil’s CCS facility becoming operational, is currently targeted for the second half of 2026.

Pleasingly we have seen strong early customer uptake from Beaumont, securing offtake agreements with leading global customers to supply conventional ammonia from the facility.

These contracts reflect prevailing market prices, and we are now advancing additional agreements to align with expected future output, including for lower-carbon ammonia.

In 2025, we continued to make excellent progress at our Scarborough Energy Project, which was 94% complete at year-end and on track for first LNG cargo in the fourth quarter of this year.

Major milestones included the assembly, and subsequent to the period, safe arrival of the floating production unit at the Scarborough field.

The drilling campaign for all eight development wells was successfully completed, in line with pre-drill expectations.

During the period, we completed the tie-in to the Pluto domestic gas export line as construction activities at Pluto Train 2 continued.

We also commissioned the Integrated Remote Operations Centre at our Perth headquarters, enabling Pluto and Scarborough to be operated remotely from more than 1,500 kilometres away. Moving to Trion on slide 12. We are targeting first oil in 2028, with the project 50% complete at year-end.

During the year, we advanced construction of both the floating production unit and floating storage and offloading unit, with major field activity set to start in 2026.

The image shown on the slide, taken this month, is the lifting of the first of three modules onto the hull of the FPU.

Preparations for the drilling and completion campaign also progressed, with the deepwater drillship expected to commence drilling in early 2026.

Following FID in April, we have maintained strong momentum on our Louisiana LNG project. As outlined on slide 13, the project was 22% complete at year-end and is targeting first LNG in 2029.

Key ongoing activities in 2025 included the construction of LNG tanks, soil excavation, pile installation for the main marine berth, and the establishment of material offloading facilities.

We have now secured foundational transportation capacity, a key milestone in providing access to diverse and abundant supply sources. In support of feed gas supply, we also entered into a long-term agreement with bp for the supply of up to 640 billion cubic feet of natural gas to the project, starting in 2029. We will continue to layer in agreements like this, ensuring access to multiple supply sources. The project’s value proposition was reinforced during the year as we brought in high-quality partners. This included the 40% sell-down of Louisiana LNG Infrastructure to Stonepeak, and sale to Williams of a 10% interest in Louisiana LNG LLC and 80% interest and operatorship of Driftwood Pipeline LLC.

The project is expected to be the primary supply source for long-term sale and purchase agreements that Woodside signed during the year with European customers, targeting delivery from 2029.

We will continue to progress further sell-downs and offtake agreements in 2026 in response to ongoing interest received from potential high-quality partners and customers.

Woodside views strong sustainability performance as an essential component of our overall business success and ability to make a positive contribution where we live and work.

Our approach enables us to focus on the right areas, manage key risks and impacts, drive responsible decision making, and set plans and targets that add value to our business and meet the expectations of our stakeholders.

In 2025 we made positive progress across key sustainability areas.

A particular highlight of 2025 was the World Heritage Listing of the Murujuga Cultural Landscape, which Woodside was pleased to support in collaboration with Traditional Custodians.

We continued making significant contributions to local economies and communities, including $9.3 billion spent globally on goods and services.

We also achieved our 2025 net equity Scope 1 and 2 greenhouse gas emissions reduction target through a combination of underlying emissions performance at our facilities and the use of carbon credits.

Our gross equity Scope 1 and 2 greenhouse gas emissions were fewer than the previous year, despite higher oil and gas production. This strong underlying performance allowed us to reduce our use of carbon credits to offset emissions and holds us in good stead as we progress towards our 2030 target.

I look forward to providing investors with a more detailed overview of Woodside’s sustainability planning and performance at our investor briefing scheduled for next month in Sydney.

Let’s now turn to the global market landscape. Oil is a core product for Woodside, underpinned by a robust demand outlook.

The difficulty of decarbonising hard-to-abate sectors such as heavy transport and petrochemicals means that oil demand is forecast to remain resilient as the world’s energy mix evolves.

Customer demand for Sangomar oil has been strong over its first 18 months of operations, and we are very confident in continued demand for oil, including for our Trion project, which is targeting first oil in 2028.

Moving to slide 16. As countries around the world prioritise energy security and affordability while also pursuing decarbonisation, we are confident in ongoing demand for LNG as a reliable and flexible energy source.

This underpins our investments in long-life LNG projects like Scarborough and Louisiana LNG, which we expect to drive a step-change in future sales volumes and cash flow.

While periods of demand-supply imbalance may occur in the near term, we believe these are unlikely to persist.

Woodside’s experience reinforces this long-term demand outlook, as we continue to layer new contracts to support our growing supply portfolio.

Over the last year we have contracted 4.7 million tonnes of new LNG supply to tier-one end customers with significant gas and LNG experience. This contracting activity speaks to our credentials as a proven operator, and the growing importance placed on reliable access to energy by end-users.

Approximately 75% of our LNG volumes for 2026 to 2028 are contracted, with most oil-linked and some gas hub link exposure. This mixture provides diversification, portfolio resilience and the ability to capture value from market dislocations as well as manage risks as additional supply comes online.

Some of our new contracts will see Woodside’s LNG supplied into Asia and Europe through to the 2040s, further demonstrating ongoing long-term demand.

Our achievements in 2025 have further supported Woodside’s resilience and ability to deliver enduring value.

Our financial discipline and performance underpins Woodside’s strength in the near term, allowing us to fund our operations and growth projects while delivering solid shareholder returns, even in tighter market conditions.

Our operational excellence and balanced portfolio are central to our resilience through the cycle. High reliability and a contracted portfolio help reduce volatility, while preserving upside exposure to favourable market conditions.

Our long-term resilience is reinforced by a diverse portfolio of high-quality assets that supports consistent production and creates optionality for future growth and value.

I’ll now hand over to Graham to provide an overview of our financial strategy and performance.

Graham Tiver: Thanks Liz and hello everyone.

I’m pleased to present a strong set of financial results.

In 2025, we maintained a focus on cost control and maximising returns from our producing assets and driving down unit cost production. [Clarification: unit production cost]. In addition, in exploration and new energy we delivered over $200 million in cost reductions.

For 2026, we will continue to focus on costs, including delivering maintenance campaigns to schedule and budget. This is particularly relevant for our Pluto major turnaround scheduled for the second quarter of 2026, where in addition to maintenance, we will complete important tie-ins for Scarborough.

We maintained discipline in our investment decisions, adhering to our clear capital allocation framework. Our divestment of the Greater Angostura assets in Trinidad and Tobago highlight this disciplined investment approach.

Attracting strategic partners to our major growth projects brings complementary skills and de-risks our investment. This is demonstrated through our partnerships with Stonepeak and Williams on Louisiana LNG. Following the completion of these sell-downs, Woodside’s expected total capital expenditure is now $9.9 billion, which is less than 60% of the total project cost announced at FID. Williams also brings complementary capabilities in US natural gas infrastructure and an existing gas sourcing platform to benefit the project.

We also maintained a strong balance sheet, supporting our investment-grade credit rating while progressing developments and distributing robust returns to shareholders.

We actively manage liquidity, and where appropriate, we expect to hedge a modest portion of our oil volumes to provide cash flow certainty and manage price volatility. Our full-year 2025 Brent hedges were in a positive position, and we have progressively hedged 18 million barrels for 2026 at approximately $70.

Moving to our capital management framework, which remains unchanged.

This framework underpins our disciplined approach, with clear targets to ensure the strength of our underlying business and provide certainty for our shareholders.

We are disciplined in how we position the balance sheet to achieve our goals and remain committed to an investment-grade credit rating. Our target gearing range is 10 to 20% through the cycle, and as I have stated previously, although we may at times temporarily sit outside this range during capital-intensive periods, we manage it very closely.

This approach provides us with flexibility to fund value-accretive growth while delivering solid shareholder returns.

Our dividend policy is to pay a minimum of 50% of our underlying net profit after tax, and we target a range of 50 to 80%. We know how important returns are to our shareholders and over the last decade, we have consistently paid at the top end of this range.

In 2025 we continued to deliver outstanding returns from our base business.

Ongoing exceptional production performance from Sangomar, disciplined cost control, the divestment of later-life assets in Trinidad and Tobago, and gains on hedging predominantly driven by favourable Brent positions, contributed to an EBITDA margin of over 70% and an underlying NPAT of $2.6 billion. Furthermore, the strength of our underlying business, coupled with the cash received from Stonepeak and Williams, contributed to $1.9 billion of free cash flow.

Our gearing of 18.2% has remained within the target range during a period of increased capital expenditure, and we closed the year with a strong liquidity position of $9.3 billion. We maintain credit ratings of triple B plus or equivalent and continue to have access to debt markets, including the US SEC-registered bond market.

On average, cash breakeven of less than $34 per barrel makes us resilient to less favourable price scenarios.

And we are very well positioned to progress our growth projects and create future value-generating opportunities, while continuing to deliver solid shareholder distributions.

As highlighted on slide 23, these achievements translated into a fully franked final dividend of $1.1 million - billion, I should say - bringing our total full-year dividend to $2.1 billion.

Our ongoing business performance means consistent returns for our shareholders, having returned approximately $11 billion in dividends since 2022, while re-investing in the business and maintaining a strong balance sheet.

We have consistently paid at the upper end of our target range for over a decade demonstrating our commitment to shareholder returns.

Thank you. And I’ll now hand back to Liz.

Liz Westcott: Thanks Graham.

Turning to the final slide. This outlines the priorities for myself and the Woodside Executive Leadership Team.

First, we will continue maximising performance from the base business by operating safely, reliably and efficiently. We will maintain disciplined cost control across our business, including our 2026 maintenance program which involves a major turnaround at Pluto.

We will also continue to optimise our marketing portfolio and layer in Louisiana LNG offtake.

Second, we will deliver cash-generative growth including ramp-up at Beaumont, deliver first LNG from Scarborough, and continue progressing Louisiana LNG and Trion to schedule and budget. These are major generators of long-term value for Woodside.

Third, we will continue creating future value through disciplined capital management. We will maintain strong liquidity, apply strict capital allocation discipline, and actively manage the portfolio to protect long-term value.

And underpinning all of this is our continued focus on sustainability and innovation.

Our achievements in 2025 demonstrate the underlying strength of our business and execution of our strategic priorities, providing the foundation for long-term shareholder value.

Thank you.

I’ll now open the call to your questions. Please limit your questions to two each so everybody has an opportunity.

Operator: Thank you. If you wish to ask a question, please press star one on your telephone and wait for your name to be announced. If you wish to cancel your request, please press star two. If you’re on a speakerphone, please pick up the handset to ask your question. Your first question comes from Nik Burns with Jarden Australia. Please go ahead.

Nik Burns (Jarden, Analyst): Yes. Hi, Liz and Graham and thanks for taking my questions today. First question just on Louisiana LNG, you’ve just offered an update on the HoldCo sell-down progress. It’s been ten months since you sanctioned the project and at the recent Capital Markets Day, Meg said that the initial 10% tranche sale had sent a message to other interested parties that they needed to move quickly here if they wanted to participate. Just wondering how comfortable you are where the sale process is at? The Stonepeak carry largely runs out at the end of this year, so how confident are you that you’ll be able to complete your sell-downs in the first half of this year? Thank you.

Liz Westcott: Yeah. Thank you. Look, we are very happy with how the process is going on the sell-down for Louisiana LNG. In a short amount of time, as you noted, we’ve brought in Stonepeak on the infrastructure side, and we’ve got Williams at the HoldCo level, and we continue to target up to another 20% of HoldCo sell-down.

Importantly, these transactions with Stonepeak and Williams have reduced the capital commitment for Woodside to $9.9 billion, or 57% of the total CapEx, and it’s really solved the infrastructure and pipeline capital spend, which is positioning us well for other partners. As you noted, Stonepeak’s contribution is 75% of the capital in 2025 and 2026, and this structure has really allowed us to reduce our capital requirement ahead of full-year of revenue from Scarborough in 27. And so there really has been no change in our process or momentum, but we are taking a disciplined approach.

We are very committed to getting value over speed with our continued sell-downs. We do have strong interest from counterparties. We are looking for strategic partners that complement the skills and experiences of Woodside and that value long-term relationships, and I’m very pleased with the interest that we continue to have in this.

Graham Tiver: I think - Nik - it’s Graham as well - it’s probably worthwhile adding as well that you know where the balance sheet is, you know, gearing well within the range $9.3 billion in liquidity. We have time to ensure as Liz said, that we find the right partner for the long-term and at the right value, very similar to what we did for Scarborough, but encouraged by progress.

Nik Burns (Jarden, Analyst): Great, thanks for that. Maybe another one for you, Graham. Just on slide 23, your title there, delivering consistent, reliable returns. Certainly the payout ratio of 80% has been consistent for the last few years, but obviously the absolute dividend has tracked underlying NPAT lower.

I don’t know how much you’ve looked at 2026 where consensus sits, but the full year consensus dividend is just 55 cents a share and 80% payout, which is obviously less than the final dividend you’ve just announced here.

I appreciate a lot can happen through the year, but I was wondering if you could provide some observations on where consensus sits at the moment, and hypothetically, if we do turn out to be right for a change, are you comfortable with this level of dividend in 26, or do you see this additional flexibility for the company to potentially top up the dividend, say, if you complete the sell-downs of additional equity at Louisiana LNG HoldCo? Thanks.

Graham Tiver: Thanks, Nik. Yeah. You’ll know from our capital management framework that we do have that flexibility through the framework to be able to, you know, look at things like special dividends and buybacks. But what I would say first and foremost is that, you know, 2026 is very much a transition year.

We have the major Pluto turnaround, which is, which is, you know, we do every three or four years. And then a part of that is doing the tie-ins relating to Scarborough. And then we also have Scarborough coming online in Q4 and delivering the first cargo.

I think there’s some critical work that has to happen. And we’ll see how work progresses through the year, and we can start to narrow that range on production. We’ll also have a look at what prices are doing. We’ll have a look at how Sangomar and the rest of the business is performing, and then we’ll determine where we’re at.

Certainly the capital management framework allows for it. But first and foremost is we need to guide through 2026 where it is a big year for us. We have a lot to do, and we’ll continue to update you through the quarterlies on that.

Nik Burns (Jarden, Analyst): Got it. Thanks Graham.

Operator: Your next question comes from Rob Koh with MS. Please go ahead.

Rob Koh (Morgan Stanley, Analyst): Good morning. Thank you very much for the result. May I ask for some colour on decommissioning activities this year? And in particular, I guess Bass Strait platform removal and where that sits in the, in the timing, if it’s not this year or where is it over the next few years?

Liz Westcott: Yeah. Thanks, Rob. Decommissioning activities, it’s an important part of our portfolio. In 2025, we achieved some good highlights there.

We importantly completed all the drilling and abandonment, sorry, production [Clarification: plugging] and abandonment of our wells across our closed facilities at Stybarrow, Griffin and Minevra and we completed the Enfield program, so our results include good progress on these legacy closed assets.

Moving forward, we’ve guided that we’ll be in that range of $500 million to $800 million of expenditure in 2026, and Bass Strait is going to be the major campaign coming forward with platform removals targeted for 2027. Work will continue on decommissioning, but it is now part of the everyday business of Woodside in Australia.

Rob Koh (Morgan Stanley, Analyst): Yep. Thank you. Thank you so much. Second question, just wondering if you can give us a sense with, with your unit production costs obviously good performance there in 2025, but the composition of costs are changing slightly with Beaumont coming in.

Can you give us a - and my understanding is that the processing costs there don’t necessarily fall into your, into your unit production costs. Could you perhaps just give us a sense of how you’re thinking about the overall cost structure of the, of the business this year?

Liz Westcott: Yes, maybe I’ll kick off with that question, Rob and then pass across to Graham.

The operating assets continue to have cost efficiency focuses year on year. And as we saw in our results in 2025, we had an outstanding outcome both in absolute costs and in unit costs. 2026 has the Pluto turnaround, so this will impact not just the production outlook for the year, but it also comes with costs, and so, we will see in 2026, increased costs at the Pluto asset.

As we start to bring on Scarborough, we will have a new asset, and so that comes with additional costs.

Beaumont New Ammonia will feature in 2026 as that asset continues to come up online. And we have made the distinction between production costs, where we have our existing assets running facilities with upstream facilities, to the costs associated with either tolling or feedstock at Beaumont New Ammonia. These will be separate line items that we’ll be guiding you on during the course of the year.

Graham Tiver: No, I think Liz, Liz captured it well. I think if anything, Rob, we’re trying to increase transparency on the costs of the business going forward.

As Liz touched on, production is more about our traditional business production costs, more about our traditional business, and very much around what we control and getting down to operational cost efficiencies, etcetera.

Then, as with the new line that we’ve provided for 2026 guidance on as a part of the Q4 production report, feed gas services and processing costs, that’s including Beaumont New Ammonia, and some of the tolling and feed gas processing costs. There will be good transparency in our line items and you’ll be able to see that flow through, and it started with the guidance for FY26.

Rob Koh (Morgan Stanley, Analyst): Thanks so much.

Operator: Next question comes from Saul Kavonic with MST. Please go ahead.

Saul Kavonic (MST Marquee, Analyst): Thank you, Liz and Graham. The first question, Liz, could you give us perhaps a steer on your thinking? Hopefully we see sell-down sooner than later, but in the event that sell-downs take a bit longer, do you see sell-downs being a precondition to sanctioning Trains 4 and 5 at Louisiana or would you prefer, you know, if sell-downs haven’t happened yet, would you prefer, you know, go ahead with Trains 4 and 5 anyway because it’s more optimal from a cost of development perspective. How do you lean in your thinking between those two options?

Liz Westcott: Yeah. Thanks, Saul for the question.

Trains 4 and 5 are a great opportunity for Woodside. They would be a highly advantaged development for us because they’re able to take the benefits of the installed infrastructure that Trains 1, 2 and 3 already have.

Importantly, the site where we’re installing Louisiana LNG has all the permits in place to enable two additional trains and FEED was completed, so we have a lot of a head start on Trains 4 and 5. But as you referenced, the important feature for us, particularly in 2026, is getting further sell-down in the HoldCo level for Trains 1, 2 and 3 and the foundation partners of Stonepeak and Williams, they’ve got opportunity to participate in expansion if that’s something that is progressing. But our focus does continue to be on HoldCo sell-down of Trains 1, 2 and 3.

I think it’s also worth noting that we have a number of opportunities to do additional developments on our assets. We talk to Trains 4 and 5, and in Capital Markets Day we showed the benefit of expansion in four and five in terms of our sales volume growth and our cash flow benefit.

We also have additional opportunities that will be competing with Trains 4 and 5 for capital, so we’ll be very disciplined around our assessment of where to invest further.

The capital allocation framework remains unchanged, as Graham mentioned, and all our investments will need to be assessed against that. And then they will actually need to compete with each other for capital going forward.

Saul Kavonic (MST Marquee, Analyst): Thanks. Second question on Scarborough. You’ve got the floater on site now. You’ve given yourself, I think, about a nine plus month window until first cargo. That’s double the length of time, for example, that Santos targeted for Barossa.

Can you give us some colour as to why that time is so lengthy and what your level of confidence is on, you know, Scarborough starting in September versus first cargo out just after Christmas?

Liz Westcott: Thank you. Yes, Scarborough Energy Project at year-end was 94% complete, as you noted, and we continue to be on track for that fourth quarter cargo, the first cargo.

Let me help you understand what’s ahead of us though. Offshore, we need to complete the installation of the floating production unit, and we need to pull in the risers and the umbilical. Then we need to go through a process of dewatering subsea equipment, and then we complete the commissioning of the topsides.

Then that allows us to start opening up the wells and flowing hydrocarbons and pressuring the trunk line. I think importantly, these offshore activities are subject to weather conditions, and so there is variation in the assumptions on how long all of this will take.

Onshore though, we need to complete construction and commissioning activities at Pluto Train 2 and once we have the gas from Scarborough, we then go through a process of start-up activities, working from the front to the back of the train, you go through cooling down of the systems and then achieving steady state operation.

We are absolutely laser-like focused on delivery of this project and so we are confident in our ability to meet our fourth quarter 2026 delivery.

Saul Kavonic (MST Marquee, Analyst): Thank you. [Unclear].

Operator: Thank you. Your next question comes from Dale Koenders with Barrenjoey. Please go ahead.

Dale Koenders (Barrenjoey, Analyst): Good morning, Liz and Graham. I was hoping—maybe it’s a question for Graham, you could help us understand what the contracting status is for Beaumont in terms of gas supply and ammonia, what prices they’re exposed to, if this is spot, and with the ramp-up of the project, how you think that earnings growth will come through over the next 12 or 18 months.

Liz Westcott: Yeah. Thanks, Dale. Look, I might kick off and then I’ll pass it across to Graham.

The Beaumont New Ammonia Project, we achieved first ammonia as we highlighted in December 2025, and we are in the process of ramping-up the full capacity of that facility.

OCI continue to be the operator of Beaumont until we reach the performance conditions and they will pass that facility across to Woodside, targeted for the first half of this year.

Then, as we move into 2026, we will be progressively moving to a lower-carbon opportunity as we get the facilities from Linde up and running and the CCS project that ExxonMobil is doing will commence operations.

Regarding supply, the supply of both nitrogen and hydrogen is done by others supporting the project. Our investment in ammonia was the ammonia element of the project, and so we are reliant on upstream suppliers meeting their obligations to supply the facility.

Those contracts continue to operate through 2026, and we look forward to ramping-up the facility going forward. In terms of offtake, we have seen genuine interest in the ammonia products, both the conventional grey ammonia as well as the lower-carbon ammonia, and so we continue to layer contracts and commitments with customers as the facility continues to ramp-up its production.

Graham Tiver: Yeah. And I think all I would add is the approach the marketing team and BNA team are taking is we want that flexibility through ramping-up to full production and I think the way the team are layering in contracts is good. We have a good fair share of the volumes locked away, mostly domestically and it’s worthwhile noting it could change tomorrow, Dale, but you know the domestic prices in the US for ammonia at the moment are over $600 a tonne. So we are coming online in a healthy environment at this point in time.

Dale Koenders (Barrenjoey, Analyst): Yeah thanks Graham. I guess the question is, you’ve previously said that the project would be earnings accretive when you get to the clean ammonia stage, but given that real strength in pricing domestically, it seems like you might actually see earnings contributions sooner?

Graham Tiver: Look, it will come down to the start-up, the ramp-up and how it progresses. But yes, I would like to think you know from a cash cost perspective we should be in a favourable position, but there’s a lot of water to pass under the bridge, there’s a lot of work to do as we ultimately take control or operatorship and then start to ramp-up. But it’s a healthy market. Yes, I’d love to be in a position to report back on these results in a year’s time talking about how well it’s performing and the cash flow it’s generating, but this first year will, you know, there’s a lot of things we need to work through.

Dale Koenders (Barrenjoey, Analyst): Okay. Thanks, guys.

Operator: Your next question comes from Tom Allen with UBS. Please go ahead.

Tom Allen (UBS, Analyst): Hi. Good morning Liz, Graham and the broader team. Um, sort of big beat on tax today, despite the guidance released in January. But looking into 26, we expect a step up in petroleum resource rent tax for Scarborough coming online. I was hoping you could provide some commentary on how we should be scoping that lift in PRRT for 26 and 27 relative to 25, and whether you could clarify some of the key uncertainties that might dictate where PRRT lands?

Graham Tiver: Yeah, I can take that, Tom. Look, I think before I answer your question, it’s worthwhile calling out that as we mentioned in our results, our all in effective tax rate globally was 45% and also for Australia was 44%. PRRT is only one component of the taxes we pay from our business in Australia. We are in 2023 to 24, the ATO noted that we were Australia’s largest PRRT payer and we’re the 8th largest corporate taxpayer. I just want to give a little bit of context and background to what we do pay. It’s more than just PRRT. You know Northwest Shelf alone through its royalties and excise has paid $40 billion at 100% since its inception. It’s only one component of a broader basket of taxes that we pay, which brings out all up all in effective underlying tax rate in Australia of 44%. So I just wanted to put that first, Tom, so you could hear that loud and clear.

In terms of PRRT, it is a broad calculation that relies a lot on prices but in theory, with what you’re saying, with Scarborough coming online and the changes in the PRRT legislation back in [20]24, yeah, Scarborough will be paying PRRT and that should increase the overall amount of PRRT we’re paying. But you know, as I said, it a lot of it relies on the pricing that we’re incurring. The more the higher the prices, the more PRRT we pay. So there’s a lot of moving variables, but all up we pay our fair share of tax in Australia at 44% all in.

Tom Allen (UBS, Analyst): Yeah. No thanks, Graham. That came through loud and clear on the tax contribution. I’m sure the journos are too. But just to follow that, are you able to provide some sort of guide just on the year-on-year movement in PRRT? It’s obviously difficult to forecast, but it becomes an important part of getting our underlying NPAT and dividend outlook right. Any type of quantitative guidance you can share on where that might move over those next couple of years? On your planning assumptions.

Graham Tiver: We haven’t put anything out on that, Tom, so I’d prefer not to say at this point in time just on the basis that there’s so many moving parts. As we have a greater line of sight on the ramp-up of Scarborough, we’ll provide more insight to PRRT.

Tom Allen (UBS, Analyst): That’s helpful. Thank you. Last comment for me was just the North West Shelf, joint venture continues to be reshaped. We’re reading that Shell now, following Chevron over 12 months ago, it’s seeking an exit from that joint venture. Can you comment on the indicative CapEx key activities that Woodside intend to progress around backfill for the joint venture and in particular Browse over the next couple of years?

Liz Westcott: Thanks, Tom. As you note, Shell has shared that they’re looking to take an offtake for their equity in the North West Shelf so we stay across that. The North West Shelf joint venture though continues to be interested in taking third-party gas. It’s important to note that it already is doing that, the Karratha Gas Plant, it processes gas through the Pluto interconnector for the Pluto joint venture, it also processes gas from Waitsia, and so it’s demonstrated its capability at processing third-party gas and really, the opportunity is to see whether Browse could be processed through Karratha Gas Plant. The Browse joint venture remains committed with three very important activities needed before progression can be seen. We need to ensure that we have an investable project and that the concept continues to be refined to enable that. We need to have commercial agreements in place between the Browse joint venture and the North West Shelf joint venture, which continue to be worked, and we need environmental approvals. And so the Browse project is very committed to progressing each of those workstreams and that will then enable work to progress and we can see whether the Karratha Gas Plant will be the solution for Browse.

Tom Allen (UBS, Analyst): Thanks for that.

Operator: So next question is from Gordon Ramsay with RBC Capital Markets. Please go ahead.

Gordon Ramsay (RBC Capital Markets, Analyst): Thank you Liz and Graham for the presentation today. I got another question on Beaumont New Ammonia. Just trying to understand how you move forward with phase two in that project and how dependent you are on signing up contracts for clean ammonia sales, if there’s not legislation globally to encourage that. What are the key factors that will move that project forward? I know Liz, you mentioned obviously the carbon sequestration by ExxonMobil and hydrogen and nitrogen supplies are obviously critical, but assuming they’re there, is there a potential for this project to slow down if you aren’t going to be able to sell the ammonia at a premium price because it’s classified as low carbon or clean ammonia?

Liz Westcott: Thanks, Gordon. As you highlight, look, our focus at the moment is on the phase one of the project and building out not only the production from the facility but understanding the customer appetite for lower-carbon ammonia.

We’re targeting three key regions for our customers, we’re looking at the US domestic market, we’re looking at Europe and Asia Pacific, and you know, it’s fair to say that while there’s interest in lower-carbon ammonia, the uptake in demand is slower than we had forecast and so we remain attuned where customers are at in their desire for lower-carbon ammonia. That’s going to be an important part in playing into the timing of a phase two development at Beaumont itself. So we have a really great opportunity to be able to expand that facility. It will be able to take advantage of all the installed capital to date and so it will be advantaged economically as a project, but it absolutely needs to have a customer market for it. So that’s something that we’ll continue to keep a watch on and it will need to meet our capital allocation framework so we’re going to be very disciplined with what we progress.

Gordon Ramsay: (RBC Capital Markets, Analyst): Thank you, Liz. My second question relates to I think when you were discussing slide eight, you mentioned there was going to be dry dock maintenance of some of the Australian oil assets. Can you provide a bit more detail on what that involves?

Liz Westcott: Yeah, so all of our assets undertake periodic turnarounds and for FPSOs, that often involves a dry dock, and so we do have two of our assets going for dry dock this year. It’s on a sort of five-year type cycle that they do and so that’s something that’s normal course of business for us, just like it is to have turnarounds at our LNG facilities and teams are well progressed for that and that just features in our production outlook for the year.

Gordon Ramsay: (RBC Capital Markets, Analyst): Can you mention the assets in the downtime? Is that possible?

Liz Westcott: Look I think we’ll get the team maybe to follow up offline with you on details like that but it’s just a normal part of our maintenance program for the year.

Gordon Ramsay: (RBC Capital Markets, Analyst): Thank you.

Operator: Your next question comes from Henry Meyer with Goldman Sachs. Please go ahead.

Henry Meyer (Goldman Sachs, Analyst): Thanks, Liz and Graham. Firstly, on production, guidance for the year implies quite a steep decline in oil production. I’m guessing that’s primarily from Sangomar as it comes off plateau, which is normal, but it’s obviously a function of lots of different variables. So I’m hoping you could step through what the annual decline rate you’re expecting at Sangomar is for this year and maybe the next few years before it tapers off to 10 to 15%, let’s say.

Liz Westcott: Thanks, Henry, for that question. As you noted, there are a lot of different variables that go into the guidance for 2026 and for the liquids production. It’s important to note there isn’t a particular target range. We’ve got a range, sorry, rather than a single point outlook here and there’s a number of little factors. I’ll give you a sense of them. We do have natural field decline across both our Australia assets as well as our Gulf of America assets and so that’s built into the outlooks. We also have the Julimar-Brunello transaction occurring which was built in the FPSO maintenance program that we just spoke about. So they’re all built in. The Pluto turnaround is also built in into liquids outlooks. We had the divestment in Angostura and then we had Sangomar. So Sangomar has done fantastically well with sitting on plateau for the bulk of 2025 and it is now commencing decline and so a variable for us is understanding that decline curve, as you were asking, and so we’ve made our best assessment but we’ll continue to guide during the course of 2026 as we understand how Sangomar performs.

Graham Tiver: I think as we touched on earlier in the call, Henry, the three key drivers for us this year in terms of overall production performance and business performance is the Pluto turnaround, it’s Scarborough coming online in that first cargo in the fourth quarter and then it’s the Sangomar reservoir performance and, as Liz touched on, it has come off plateau but it continues to perform very, very well. But we’ll keep you updated through the quarterly production reports on how that’s progressing.

Henry Meyer (Goldman Sachs, Analyst): Thank you. Thanks. And, um, maybe a follow up on the guidance for the services and processing costs for you, which is good to get that transparency. Could you split that down to a few different components if possible? Particularly how much of that tolling cost should be Scarborough gas going through Pluto that we could expect the second half and then ramping-up to 27 as we hit capacity.

Graham Tiver: Yeah. So we haven’t provided that exact breakdown at this point in time, Henry, as I said there’s a lot of moving variables, but obviously the core components are your BNA operating costs including the gas purchases etc and then you know it will include the tolls for Scarborough which is really the fourth quarter. So, you know, you can sort of draw a few dots together and a lot of that will relate to Beaumont New Ammonia but as we have more insight to ramp-up and how Scarborough’s progressing as well, we can provide more clarity on that overtime.

Henry Meyer (Goldman Sachs, Analyst): Okay. Thanks Graham.

Operator: The next question comes from Tom Wallington with Citi. Please go ahead.

Tom Wallington (Citi, Analyst): Hi, team. Thanks for the update. Just on the marketing division performance, we saw margins soften through the second half on higher trading activity and noting that the segment contributed around 8% of group level EBIT for the year, driven by a stronger first half performance. I was hoping that you could perhaps clarify some of the reasons behind this margin compression. And I guess to what extent this was driven by tighter JKM and Henry Hub spreads or if there were potentially fewer arbitrage opportunities or any portfolio mix factors to have been considered.

Liz Westcott: Yeah. Thanks for your question, Tom. As we sort of highlighted in our opening presentation, marketing continues to be a very important part of the value equation for Woodside and it’s consistently contributed around 10% of our earnings before income [Clarification: interest] and tax for the last three years and that’s no change. However, we do see some quarter to quarter volatility and we will see movement in certain line items depending on our optimisation strategy. So in third quarter for example, we had an opportunity with timing of produced equity cargoes where we’re able to purchase a third-party cargo at gas hub prices and deliver it into a crude link contract. The way this turns out in the accounts can make it harder to see some of these benefits. But we’re very committed to understanding the benefit marketing brings to us and we’re very comfortable that, you know, we continue to see great uplift from the marketing activities.

Tom Wallington (Citi, Analyst): Yeah, great. Thanks for that. Um, and I guess just to, you know, lead into, I’m trying to get a gauge for how we should think about, you know, these margins through the cycle, obviously given the context of Louisiana LNG and Woodside’s trading and optimisation capabilities as being a key lever that it can pull in terms of getting to that 13% internal rate of return. Is there any further, you know, confidence or guide that you can give us that might see sort of some uplift or support from this particular segment? Thank you.

Liz Westcott: Yeah, thanks Tom. Look, marketing is going to continue to be very important to us, but I think the best guidance we can give you is this [Clarification: previous] contribution of 10% EBIT year on year and our three-year track record demonstrates that that’s something we achieve. I think where we sit today, that’s going to be the best guidance for you.

Tom Wallington (Citi, Analyst): Great. Thank you. Cheers.

Operator: Your next question comes from Baden Moore with CLSA. Please go ahead.

Baden Moore (CLSA, Analyst): Good morning everyone. To start on the hedging component that you talked to. I think it was 16 million barrels in 26. Just wondering what metric you’re targeting through that kind of program. Is it a credit metric or just struggling to understand what value that’s getting you? And whether, how we think about, whether you’d roll that forward, what would you target to roll that forward into 27 is my first question. And then second question, just it’s been a bit in the press on the CEO succession obviously just wondering if there’s any updates on timing for that process.

Graham Tiver: Okay. I’ll take the hedging. I’ll leave the second one to Liz. But yeah, look, it’s a good question Baden and let’s be very clear, we don’t hedge to take a crystal ball on where prices will be. We very much hedge from a defensive perspective in the context of a heavy capital period for us over the last few years, we’ve hedged around the 30 million barrels and that provides a base load certainty on cash flows for us and that allows us, you know, in very simple language to be able to pay our bills. And so we’re not trying to second guess or take a position on oil prices. We’re just trying to lock in a certain stream or flow of cash flows for the business. You know, where our business sits, you know, it’s unlikely you’ll see us hedge on a forward curve below $70. But anything above 70, we will look at that. You know, as I’ve said, we’ve got a past history of going up to 30 [Clarification: 30 million barrels], but we’ll just wait and see what the forward curve looks like. But it’s very much defensive and it’s about securing and locking in a certain volume of cash, if you want to call it.

Liz Westcott: All right. Moving to your next question, CEO succession. I just want to acknowledge that the appointment of the CEO is a very important activity. And I know everyone’s very interested in the outcome. But I want to reinforce that what I’m interested in and what I know is very important, along with the rest of the Executive Leadership Team, is that we continue to execute against our strategy and deliver shareholder value through our disciplined decision making and our operational excellence. As we outlined in Capital Markets Day, we have a lot of priorities for 2026, and they’re very clear. We need to have safe and efficient operations, we have a lot of projects that we will be executing, and our focus continues to be on the strategy that we shared at the end of 2025. So the Chair has made it clear that the Board is assessing a number of internal candidates and external talent, and that they intend to make an announcement in the first quarter of 2026. So we’ll all wait to see that.

Baden Moore (CLSA, Analyst): Thank you.

Operator: Your next question comes from Sarah Kerr with Argonaut. Please go ahead.

Sarah Kerr (Argonaut, Analyst): Thanks, Liz and Graham. Just my first question starting in the US. So we saw at the start of the year with the tug of war for gas demand between LNG facilities and domestic demand, and we’re seeing an ever-increasing demand coming from utilities, especially with more and more data centres being more and more power hungry. I’m just wondering, how do you see Louisiana LNG in that landscape. And does that give you confidence in the market, I guess going forward that you can get feedstock at a reasonable price?

Liz Westcott: Thank you for the question. Look, the Louisiana LNG project is ideally situated to benefit from the supply in the US. We have a very large opportunity with domestic supply in the US, notwithstanding the interest from data centres and others in accessing domestic gas, more than 1.1 [Clarification: 1,100] trillion cubic feet of gas that is available to LNG projects and others to use. We have a lot of transport infrastructure that we’ve already committed, the foundation requirements we need with pipeline options, and we’ve got a foundational contract with bp for supply. So we’re confident that our project will be able to access the gas it needs going forward. And we continue to see opportunity as an LNG producer to be able to access gas.

Sarah Koh (Argonaut, Analyst): Thank you, and just a quick question in Australia. So looking at Bass Strait, obviously seeing a renewed exploration phase going through an offshore there, we’re seeing some discoveries as well. There’s also some fantastic projects that are smaller developers, have close to Woodside’s infrastructure. Just wondering, is Woodside looking at doing more of your own organic backfill or looking to possibly tie in and partner with the small developers?

Liz Westcott: Yeah. Bass Strait supplies approximately 40% of the East Coast gas demand, and has been a real backstay of the East Coast gas market over decades. And we’ll be taking operatorship from ExxonMobil in the middle of 2026. As part of that decision and as operator, we’ve identified four potential development wells that we believe could be progressed to deliver up to 200 petajoules of sales gas to the market. And so we’ll be taking those through the technical development phases as we take over operatorship. And so we continue to be interested in available development for the Bass Strait and look forward to being the operator going forward.

Operator: Thanks very much.

Liz Westcott: Now, I might recognise the time here and call the end to questions. Thank you everybody for listening in and participating today. Just a reminder, we will be hosting our Sustainability Investor Briefing on the 16th of March, which I invite you all to join, and I look forward to speaking with you at other upcoming events. Thank you.

[END OF TRANSCRIPT]

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.